Exhibit 3.3

                              Idaho Power Company

                   Articles of Amendment to Restated Articles of Incorporation of Idaho Power Company, as amended, as filed with the Secretary of State of the State of Idaho on November 19, 2007.

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                               IDAHO POWER COMPANY
                              ARTICLES OF AMENDMENT

1.   The name of the corporation is Idaho Power Company.

2. Idaho Power Company amended Article 4 of its Restated Articles of Incorporation, as amended, to read as follows:

                  "ARTICLE 4. DIRECTORS. (a) The number of directors
            constituting the Board of Directors of the Corporation shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by affirmative vote of a majority of the directors, but the number of directors shall be no less than 9 and no greater than 15. The number of directors may be increased or decreased, beyond the limits set forth above, only by an amendment to the Restated Articles of Incorporation of the Corporation pursuant to Article 10 of the Restated Articles of Incorporation of the Corporation.

                  The Board of Directors shall be divided into three classes as nearly equal in number as may be. The initial term of office of each director in the first class shall expire at the annual meeting of shareholders in 1990; the initial term of office of each director in the second class shall expire at the annual meeting of shareholders in 1991; and the initial term of office of each director in the third class shall expire at the annual meeting of shareholders in 1992. At each annual election commencing at the annual meeting of shareholders in 1990, the successors to the class of directors whose term expires at that time shall be elected to hold office for a term of three years to succeed those whose term expires, so that the term of one class of directors shall expire each year. Each director shall hold office for the term for which he is elected or appointed and until his successor shall be elected and qualified or until his death, or until he shall resign or be removed; provided, however, that no person who will be seventy-two (72) years of age or more on or before the annual meeting shall be nominated to the Board of Directors, and any director who reaches the age of seventy-two (72) shall be automatically retired from the Board immediately prior to the first annual meeting of shareholders that follows attainment of age seventy-two (72).

                  In the event of any increase or decrease in the authorized number of directors, (i) each director then serving as such shall nevertheless continue as a director of the class of which he is a member until the expiration of his current term, or his earlier


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            resignation, removal from office or death and (ii) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board of Directors among the three classes of directors so as to maintain such classes as nearly equal in number as may be."

               The remaining sections of Article 4 are unchanged.


3.    Not applicable.

4.    The amendment was adopted on November 15, 2007.

5. The amendment was duly approved by the shareholder of Idaho Power Company in the manner required by Chapter 1. General Business Corporations of the Idaho Code and by the Idaho Power Company Restated Articles of Incorporation, as amended.

      IN WITNESS WHEREOF, the undersigned has signed this Articles of Amendment this 15th day of November, 2007.

                                    IDAHO POWER COMPANY



                                    By:  /s/ J. LaMont Keen
                                       ----------------------------------------
                                         J. LaMont Keen
                                         President & Chief Executive Officer


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